UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-121505

CenterPoint Energy Transition Bond

Company II, LLC

(Exact name of registrant as specified in its charter)

1111 Louisiana, Suite 4655B

Houston, Texas 77002

(713) 207-5222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Secured Transition Bonds, Series A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, CenterPoint Energy Transition Bond Company II, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2019	By:	/s/ Carla A. Kneipp
	Name:	Carla A. Kneipp
	Title:	Vice President, Treasurer and Manager